UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-12935

Denbury Inc.

(Exact name of registrant as specified in its charter)

5851 Legacy Circle, Suite 1200

Plano, Texas 75024

(972) 673-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*On November 2, 2023, pursuant to the Agreement and Plan of Merger, dated as of July 13, 2023, by and among Exxon Mobil Corporation (“ExxonMobil”), Denbury Inc. (“Denbury”) and EMPF Corporation (“Merger Sub”), Merger Sub merged with and into Denbury (the “Merger”), with Denbury continuing as the surviving corporation of the Merger and a wholly owned subsidiary of ExxonMobil.

On November 2, 2023, the New York Stock Exchange filed a Form 25 to remove Denbury’s common stock, par value $0.001 per share, from listing and registration pursuant to 17 CFR 240.12d2-2(a)(3).

Denbury is a wholly owned subsidiary of ExxonMobil and, as such, has fewer than 300 record holders.

Pursuant to the requirements of the Securities Exchange Act of 1934, Denbury Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 22, 2023

DENBURY INC.

By:	/s/ Kathleen Ash
Name: Kathleen Ash
Title: Chief Executive Officer